UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes      |_|                       No       |X|

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes      |_|                       No       |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      |_|                       No       |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

   1.    Press release dated December 2, 2004

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                 (Registrant)


                                 By:   /s/ Sebastien Gignac
                                      Name:  Sebastien Gignac
                                      Title: Vice President, Corporate Affairs,
                                             Secretary and General Counsel

Dated: January 5, 2005

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ART

News release
For immediate publication

  ART ANNOUNCES SELECTION OF FIRST CLINICAL RESEARCH SITES FOR SOFTSCAN PIVOTAL
                                     STUDY

Montreal, Canada, December 2nd, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce the selection of the Centre Hospitalier de l'Universite de Montreal (CHUM) and the McGill University Health Centre (MUHC) as the first of its clinical research sites for the conduct of its SoftScan pivotal clinical study in Canada and the United States. The results of the pivotal clinical study will be used by ART in its submission to the U.S. Food and Drug Administration (FDA) as part of the Company's SoftScan Pre-Market Approval ("PMA") application to be presented in 2005 under the FDA's STED pilot premarket review program. ART announced its participation in the STED Pilot Program earlier this year following discussions with the FDA. The Centre Hospitalier de l'Universite de Montreal (CHUM) will be the first of three clinical research sites at which the pivotal study will be conducted in Canada. ART will confirm the choice of the Sunnybrook and Women's College Health Sciences Centre as its third Canadian clinical study site later this year. Additional clinical research sites will be announced in early 2005 for the portion of the clinical pivotal study which ART plans to conduct in the United States.

"We are very pleased that we are now entering the final phase of our clinical development plan, which marks the beginning of the FDA and Health Canada premarket review process, and are honoured to be associated with such prestigious clinical research sites - which we view as a sign of confidence in our SoftScan product and in its potential clinical value" declared Mrs. Micheline Bouchard, ART's President & CEO. "The Centre Hospitalier de l'Universite de Montreal is dedicated to the understanding of disease prevention and to supporting the development of innovative technologies that improve and extend the life of patients," indicated Dr. Raymond Taillefer, Research Director, Nuclear Medecine at the CHUM. "We are very excited by the promise which the SoftScan optical imaging system holds for improving breast cancer diagnosis", added Dr. Taillefer.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is

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commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com